

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 28, 2007

<u>via U.S. mail and facsimile</u>

Robin J. Harvey
Chief Financial Officer
Rival Technologies, Inc.
3155 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120

   RE: **Rival Technologies, Inc.**
      Form 10- KSB for the Fiscal Year Ended December 31, 2005
      File No. 0-49900

Dear Mr. Harvey:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        John Hartz
        Senior Assistant Chief Accountant